DRILLING AT MARBAN DELINEATES
NEAR-SURFACE WEDGE ZONE

Val-d’Or, Quebec, September 3, 2008: NioGold Mining Corporation (TSX-V:NOX) (Frankfurt:NG1) (“NioGold”) reports on the 2008 diamond drilling program on the Marban Block property located in the Malartic Gold Camp, Abitibi region, Quebec, where the Company has completed 53 holes (18,008 metres) to date in 2008 on the Marban West Extension target and Wedge Zone.

Assay results were received for 9 holes (MB-08-049 to MB-08-57) drilled on the Wedge Zone where definition drilling is being conducted at 50-metre hole spacing. The results are typical of the Wedge Zone characterised by thick sections of low grade mineralisation that include higher grade intervals. Best results include:

·

MB-08-051:

9.84 g/t Au over 3.1 metres included in 3.10 g/t Au over 14.8 metres;

6.65 g/t Au over 1.2 metre;

6.41 g/t Au over 1.2 metre.

·

MB-08-052:

8.56 g/t Au over 1.2 metre;

5.62 g/t Au over 2.0 metres;

17.9 g/t Au over 1.1 metre included in 5.53 g/t Au over 4.3 metres;

12.9 g/t Au over 1.2 metre;

13.4 g/t Au over 1.2 metre.

·

MB-08-053:

8.34 g/t Au over 1.3 metre included in 2.47 g/t Au over 12.1 metres.

·

MB-08-054:

6.99 g/t Au over 1.2 metre.

·

MB-08-055:

7.40 g/t Au over 1.8 metre;

6.28 g/t Au over 1.2 metre.

·

MB-08-056:

12.70 g/t Au over 1.2 metre included in 1.60 g/t Au over 22.8 metres;

·

MB-08-057:

16.70 g/t Au over 1.2 metre.

The Company is very pleased with the drill results that confirm the continuity of the main Wedge Zone gold mineralised structure (Upper Wedge) over a strike extent of 550 metres. A second gold mineralised structure (Lower Wedge) has also been identified.

The Wedge Zone was discovered in late 2006 by hole MB-06-001 (3.62 g/t Au over 26.4 m including 10.78 g/t Au over 4.0 m) and is developed near surface, above and to the north of the mine out gold ores of the former Marban Mine (1961-74). The Wedge Zone has been traced from lines 0W to 550E. To the west, it appears to merge with several gold mineralised structures identified over the West Extension target (see News Release dated August 12, 2008).

Results for holes MB-08-049 to MB-08-057 are tabled below. Reported intervals are in core lengths but are inferred to be close to true width as the holes were drilled perpendicular to the general structural trend. Readers are invited to review the Marban drilling surface plan and schematic cross-section available at www.niogold.com/marban.

MARBAN WEDGE ZONE - 2008 DRILLING RESULTS

Hole #	Line (m)	Station (m)	Az	Dip	Depth (m)	Zone / Unit	From (m)	To (m)	Core Length (m)	Grade (g/t Au)
MB-08-049	2+00 E	2+00 N	180°	-65°	360.0	WZ	226.8	245.1	18.3	0.47
MB-08-050	2+00 E	1+00 N	180°	-62°	279.1	UW	155.6	179.4	23.8	0.38
						LW	208.2	215.5	7.3	0.68
						MS	266.9	274.1	7.2	0.55
MB-08-051	4+00 E	0+50 S	180°	-45°	206.0	WZ	98.0	112.8	14.8	3.10
						including	105.2	108.3	3.1	9.84
						MS	122.4	123.6	1.2	6.65
						MZ	144.4	150.2	5.8	1.93
						including	146.8	148	1.2	6.41
						MZ	164.0	165.2	1.2	4.08
MB-08-052	4+00 E	0+70 N	180°	-50°	509.0	HWUM	30.3	31.4	1.1	5.39
						UW	150.7	151.9	1.2	8.56
						LW	196.0	205.4	9.4	1.96
						including	203.4	205.4	2.0	5.62
						MS	218.4	222.7	4.3	5.53
						including	221.6	222.7	1.1	17.90
						MZ	234.6	250.0	15.4	1.81
						MZ	333.8	334.8	1.0	4.16
						FWZ	371.6	400.0	28.4	1.68
						including	371.6	372.8	1.2	12.90
						including	398.8	400.0	1.2	13.40
MB-08-053	3+50 E	0+50 N	180°	-71°	276.0	UW	136.9	149.0	12.1	2.47
						including	138.1	139.4	1.3	8.34
						LW	182.4	194.4	12.0	0.57
MB-08-054	3+50 E	0+25 N	180°	-58°	240.0	LW	171.0	178.0	7.0	2.30
						including	174.6	175.8	1.2	6.99
						MZ	235.2	237.6	2.4	3.95
MB-08-055	2+50 E	2+10 N	180°	-63°	390.0	HWUM	143.7	145.5	1.8	7.40
						WZ	245.9	268.2	22.3	0.89
						including	255.4	256.6	1.2	6.28
MB-08-056	2+50 E	1+00 N	180°	-63°	312.0	HWUM	71.5	72.7	1.2	4.37
						WZ	206.4	222.0	15.6	0.70
						MZ	278.6	301.4	22.8	1.60
						including	278.6	279.8	1.2	12.70
MB-08-057	5+25 E	0+50 S	180°	-45°	131.0	WZ	106.6	107.8	1.2	16.70

Note: Mineralisation within the Marban mine area is divided into several recognised structural zones or units; MS=Mine Sequence (undetermined zone), MZ=Mine Zone, HWZ=Hangingwall Zone, HWUM=Hangingwall Ultramafic Units, FWZ=Footwall Zone, FWUM=Footwall Ultramafics Units, GD=Granodiorite, UW= Upper Wedge, LW= Lower Wedge, WZ= Wedge Zone.

Quality Assurance / Quality Control and Qualified Persons

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes for the mineralised zones. The core was delivered by the drilling contractor to NioGold’s facilities located at the Norlartic Mine site. The core was photographed for reference, logged and mineralised sections were sawed in half. Sample lengths vary between 0.5 to 1.5 metres. Half core samples were bagged, sealed and trucked to Activation Laboratories Limited (“Actlabs”) in Ancaster, Ontario, an accredited laboratory. The remaining core is stored on site for reference. Samples were assayed by the fire-assay method using an atomic absorption finish on a 50- gram pulp split.

A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results. The QA/QC program includes the insertion of standards, blanks and duplicates in the sample batches sent to the laboratory and a systematic re-assaying of samples returning values above 2 g/t Au. As well, 5% of the pulps are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

This news release was prepared by Rock Lefrançois, P.Geo. (OGQ), the Company’s Vice- President and Qualified Person as defined by National Instrument 43-101. The drilling is being conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), also a Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation — « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD. The Company’s main properties are the Camflo West and the Marban Block located in the Malartic and Val-d’Or Mining Camps, Abitibi, Quebec. The camps have produced over 27 million ounces of gold and presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals). The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced over 590,000 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources. NioGold invites you to visit the company website at www.niogold.com. For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO Rock Lefrançois, P.Geo., Vice-President

miverson(a)niogold.com

rocklefrancois(a)niogold.com

Tel: (604) 856-9887 Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.